Exhibit 99.1

LACLEDE GAS COMPANY
STATEMENTS OF INCOME
 (UNAUDITED)

	Three Months Ended
	December 31,
(Thousands)	2008	2007

Operating Revenues:
Utility	$358,101	$320,892
Other	597	786
Total Operating Revenues	358,698	321,678

Operating Expenses:
Utility
Natural and propane gas	254,897	222,841
Other operation expenses	36,301	35,213
Maintenance	6,534	6,235
Depreciation and amortization	9,119	8,713
Taxes, other than income taxes	18,358	16,681
Total Utility Operating Expenses	325,209	289,683
Other	530	725
Total Operating Expenses	325,739	290,408
Operating Income	32,959	31,270
Other Income and (Income Deductions) – Net	610	2,032
Interest Charges:
Interest on long-term debt	6,146	5,126
Other interest charges	3,189	4,016
Total Interest Charges	9,335	9,142
Income Before Income Taxes	24,234	24,160
Income Tax Expense	8,037	8,365
Net Income	16,197	15,795
Dividends on Redeemable Preferred Stock	8	10
Earnings Applicable to Common Stock	$16,189	$15,785

See Notes to Financial Statements.

LACLEDE GAS COMPANY
STATEMENTS OF COMPREHENSIVE INCOME
(UNAUDITED)

	Three Months Ended
	December 31,
(Thousands)	2008	2007

Net Income	$16,197	$15,795
Other Comprehensive Income, Before Tax:
Amortization of actuarial loss included in net periodic pension cost	50	43
Income Tax Expense Related to Items of Other Comprehensive Income	17	17
Other Comprehensive Income, Net of Tax	33	26
Comprehensive Income	$16,230	$15,821

See Notes to Financial Statements.

LACLEDE GAS COMPANY
BALANCE SHEETS
(UNAUDITED)

	Dec. 31,	Sept. 30,	Dec. 31,
(Thousands)	2008	2008	2007

ASSETS
Utility Plant	$1,239,063	$1,229,174	$1,195,431
Less: Accumulated depreciation and amortization	410,662	405,977	395,447
Net Utility Plant	828,401	823,197	799,984
Other Property and Investments	37,239	37,570	38,554

Current Assets:
Cash and cash equivalents	1,821	3,163	4,038
Accounts receivable:
Utility	208,744	98,708	211,568
Non-utility	1,640	1,601	1,578
Associated companies	3,478	3,028	325
Other	4,991	4,852	4,891
Allowances for doubtful accounts	(8,331)	(12,476)	(8,373)
Inventories:
Natural gas stored underground at LIFO cost	197,360	206,194	132,006
Propane gas at FIFO cost	19,871	19,911	19,913
Materials, supplies, and merchandise at average cost	5,227	5,176	4,915
Derivative instrument assets	23,203	54,578	13,924
Unamortized purchased gas adjustments	24,149	33,411	8,613
Deferred income taxes	—	—	392
Prepayments and other	6,300	6,635	6,971
Total Current Assets	488,453	424,781	400,761

Deferred Charges:
Regulatory assets	354,274	334,755	288,868
Other	5,844	5,512	3,525
Total Deferred Charges	360,118	340,267	292,393
Total Assets	$1,714,211	$1,625,815	$1,531,692

LACLEDE GAS COMPANY
BALANCE SHEETS (Continued)
(UNAUDITED)

	Dec. 31,	Sept. 30,	Dec. 31,
(Thousands, except share amounts)	2008	2008	2007

CAPITALIZATION AND LIABILITIES
Capitalization:
Common stock and Paid-in capital (11,603, 10,416, and 10,337 shares issued, respectively)	$200,001	$157,883	$153,010
Retained earnings	210,205	202,535	203,800
Accumulated other comprehensive loss	(1,757)	(1,790)	(1,701)
Total Common Stock Equity	408,449	358,628	355,109
Redeemable preferred stock (less current sinking fund requirements)	467	467	627
Long-term debt	389,196	389,181	309,138
Total Capitalization	798,112	748,276	664,874

Current Liabilities:
Notes payable	263,500	215,900	294,450
Notes payable – associated companies	52,594	89,216	—
Accounts payable	71,584	58,483	83,575
Accounts payable – associated companies	6	—	3,341
Advance customer billings	16,578	25,548	27,382
Current portion of preferred stock	160	160	160
Wages and compensation accrued	14,063	12,197	13,262
Dividends payable	8,676	8,407	8,280
Customer deposits	13,772	14,020	15,128
Interest accrued	6,825	10,094	6,073
Taxes accrued	30,118	10,434	16,130
Deferred income taxes current	5,791	7,781	—
Other	16,386	8,720	5,664
Total Current Liabilities	500,053	460,960	473,445

Deferred Credits and Other Liabilities:
Deferred income taxes	215,860	222,379	230,840
Unamortized investment tax credits	3,918	3,973	4,143
Pension and postretirement benefit costs	103,507	98,513	67,648
Asset retirement obligations	27,220	26,817	26,445
Regulatory liabilities	42,639	42,191	39,687
Other	22,902	22,706	24,610
Total Deferred Credits and Other Liabilities	416,046	416,579	393,373
Total Capitalization and Liabilities	$1,714,211	$1,625,815	$1,531,692

See Notes to Financial Statements.

LACLEDE GAS COMPANY
STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Three Months Ended
	December 31,
(Thousands)	2008	2007

Operating Activities:
Net Income	$16,197	$15,795
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	9,119	8,713
Deferred income taxes and investment tax credits	(11,900)	1,914
Other – net	1,950	426
Changes in assets and liabilities:
Accounts receivable – net	(114,809)	(109,500)
Unamortized purchased gas adjustments	9,262	4,200
Deferred purchased gas costs	(14,832)	1,943
Accounts payable	14,875	37,767
Advance customer billings – net	(8,970)	1,942
Taxes accrued	19,660	(3,080)
Natural gas stored underground	8,834	6,192
Other assets and liabilities	33,907	13,251
Net cash used in operating activities	(36,707)	(20,437)

Investing Activities:
Capital expenditures	(13,997)	(13,012)
Other investments	(824)	(1,122)
Net cash used in investing activities	(14,821)	(14,134)

Financing Activities:
Maturity of First Mortgage Bonds	—	(40,000)
Issuance of short-term debt – net	10,978	83,050
Changes in book overdrafts	6,115	—
Dividends paid	(8,255)	(7,909)
Issuance of common stock to Laclede Group	40,868	1,006
Excess tax benefits from stock-based compensation	595	8
Other	(115)	—
Net cash provided by financing activities	50,186	36,155

Net Increase (Decrease) in Cash and Cash Equivalents	(1,342)	1,584
Cash and Cash Equivalents at Beginning of Period	3,163	2,454
Cash and Cash Equivalents at End of Period	$1,821	$4,038

Supplemental Disclosure of Cash Paid During the Period for:
Interest	$12,503	$14,360
Income taxes	76	4,119

See Notes to Financial Statements.

LACLEDE GAS COMPANY
NOTES TO FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These notes are an integral part of the accompanying financial statements of Laclede Gas Company (Laclede Gas or the Utility). In the opinion of Laclede Gas, this interim report includes all adjustments (consisting of only normal recurring accruals) necessary for the fair presentation of the results of operations for the periods presented. This Form 10-Q should be read in conjunction with the Notes to Financial Statements contained in Laclede Gas’ Fiscal Year 2008 Form 10-K.
Laclede Gas is a regulated natural gas distribution utility having a material seasonal cycle. As a result, these interim statements of income for Laclede Gas are not necessarily indicative of annual results or representative of succeeding quarters of the fiscal year. Due to the seasonal nature of the business of Laclede Gas, earnings are typically concentrated in the November through April period, which generally corresponds with the heating season.
BASIS OF PRESENTATION - In compliance with generally accepted accounting principles, transactions between Laclede Gas and its affiliates as well as intercompany balances on Laclede Gas’ Balance Sheet have not been eliminated from the Laclede Gas financial statements.
Laclede Gas provides administrative and general support to affiliates. All such costs, which are not material, are billed to the appropriate affiliates. Also, Laclede Group may charge or reimburse Laclede Gas for certain tax-related amounts. Unpaid balances relating to these activities are reflected in the Laclede Gas Balance Sheets as Accounts receivable-Associated companies or as Accounts payable-associated companies. Additionally, Laclede Gas may, on occasion, borrow funds from or lend funds to affiliated companies. Unpaid balances relating to these arrangements, if any, are reflected in Notes receivable-associated companies or Notes payable-associated companies.
REVENUE RECOGNITION - Laclede Gas reads meters and bills its customers on monthly cycles. The Utility records its utility operating revenues from gas sales and transportation services on an accrual basis that includes estimated amounts for gas delivered, but not yet billed. The accruals for unbilled revenues are reversed in the subsequent accounting period when meters are actually read and customers are billed. The amounts of accrued unbilled revenues at December 31, 2008 and 2007, for the Utility, were $69.0 million and $50.7 million, respectively. The amount of accrued unbilled revenue at September 30, 2008 was $13.5 million.
CASH AND CASH EQUIVALENTS - All highly liquid debt instruments purchased with original maturities of three months or less are considered to be cash equivalents. Such instruments are carried at cost, which approximates market value. Outstanding checks on the Utility’s controlled disbursement bank accounts in excess of funds on deposit create book overdrafts (which are funded at the time checks are presented for payment) and are classified as Other Current Liabilities on the Balance Sheets. Changes in book overdrafts between periods are reflected as Financing Activities in the Statements of Cash Flows.
GROSS RECEIPTS TAXES - Gross receipts taxes associated with Laclede Gas’ natural gas utility service are imposed on the Utility and billed to its customers. These amounts are recorded gross in the Statements of Income. Amounts recorded in Utility Operating Revenues for the quarters ended December 31, 2008 and 2007 were $14.8 million, and $13.0 million, respectively. Gross receipts taxes are expensed by the Utility and included in the Taxes, Other Than Income Taxes line.
STOCK-BASED COMPENSATION – Officers and employees of Laclede Gas, as determined by the Compensation Committee of Laclede Group’s Board of Directors, are eligible to be selected for awards under the Laclede Group 2006 Equity Incentive Plan. For Laclede Group’s non-employee directors, shares are awarded under the Restricted Stock Plan for Non-Employee Directors. Refer to Note 1 of the Financial Statements included in the Utility’s Form 10-K for the fiscal year ended September 30, 2008 for descriptions of these plans. For awards made to its employees, the Utility records its allocation of compensation cost from Laclede Group with a corresponding increase to additional paid-in capital.

The amounts of compensation cost allocated to the Utility for share-based compensation arrangements for the quarters ended December 31, 2008 and 2007 are presented below:

	Three Months Ended
	December 31,
(Thousands)	2008	2007

Total compensation cost	$739	$540
Compensation cost capitalized	(180)	(135)
Compensation cost recognized in net income	559	405
Income tax benefit recognized in net income	(215)	(156)
Compensation cost recognized in net income, net of income tax	$344	$249

As of December 31, 2008, there was $6.4 million in unrecognized compensation cost related to nonvested share-based compensation arrangements that is expected to be allocated to the Utility over a weighted average period of 2.5 years.
NEW ACCOUNTING STANDARDS – In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements.” This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The Statement applies to fair value measurements required under other accounting guidance that require or permit fair value measurements. Accordingly, this Statement does not require any new fair value measurements. The guidance in this Statement does not apply to Laclede Group’s stock-based compensation plans accounted for in accordance with SFAS No. 123(R), “Share-Based Payment.” The Utility partially adopted SFAS No. 157 on October 1, 2008 and elected the one-year deferral allowed by FASB Staff Position (FSP) No. FAS 157-2, which permits delayed application of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities, except for those recognized or disclosed at fair value on a recurring basis. The partial adoption of SFAS No. 157 had no impact on the Utility’s financial position or results of operations. For disclosures required pursuant to SFAS No. 157, see Note 3, Fair Value Measurements. The Utility will adopt SFAS No. 157 for certain nonfinancial assets and nonfinancial liabilities (primarily asset retirement obligations) as of the beginning of fiscal year 2010 and does not anticipate that such adoption will have a material impact on the Utility’s financial position or results of operations.
In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” Laclede Gas adopted the recognition and disclosure provisions of this Statement effective September 30, 2007. The Statement also requires that plan assets and benefit obligations be measured as of the date of the employer’s fiscal year-end statement of financial position. In conjunction with adoption of this provision of SFAS No. 158, the Utility will be required to change its valuation date for its pension and other postretirement plans from June 30 to September 30. The Utility will adopt this provision on September 30, 2009. Adoption will require certain adjustments to retained earnings and other comprehensive income, the total amounts of which will not be known until the September 30, 2009 actuarial valuation of the plans is complete. However, the majority of these adjustments, attributable to the Utility’s qualified pension plans and other postretirement benefit plans, are expected to be deferred with entries to regulatory assets.
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” The Statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This Statement does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. Upon adoption of SFAS No. 159, entities are permitted to choose, at specified election dates, to measure eligible items at fair value (fair value option). Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each reporting date. The decision about whether to elect the fair value option is applied instrument by instrument with few exceptions. The decision is also irrevocable (unless a new election date occurs) and must be applied to entire instruments and not to portions of instruments. SFAS No. 159 requires that cash flows related to items measured at fair value be classified in the statement of cash flows according to their nature and purpose as required by SFAS No. 95, “Statement of Cash Flows” (as amended). The Utility adopted SFAS No. 159 on October 1, 2008. The Utility did not elect the fair value option for any instruments not currently reported at fair value. Therefore, the adoption of this Statement had no effect on the Utility’s financial position or results of operations.

In June 2007, the FASB ratified the consensus reached in Emerging Issues Task Force (EITF) Issue No. 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards.” This Issue addresses how an entity should recognize the tax benefit received on dividends that are (a) paid to employees holding equity-classified nonvested shares, equity-classified nonvested share units, or equity-classified outstanding share options and (b) charged to retained earnings under SFAS No. 123(R). The Task Force reached a consensus that such tax benefits should be recognized as an increase in additional paid-in capital. This EITF Issue also addresses how the accounting for these tax benefits is affected if an entity’s estimate of forfeitures changes in subsequent periods. With the adoption of this EITF issue on October 1, 2008, the Utility now records these income tax benefits as increases to additional paid-in capital. Previously, the Utility recorded these income tax benefits as reductions to income tax expense. Adoption of this EITF issue did not have a material effect on the Utility’s financial position or results of operations.
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities.” This Statement amends SFAS No. 133, by requiring enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This Statement will be effective for the Utility’s interim and annual financial statements beginning in the second quarter of fiscal year 2009. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Utility is currently evaluating the provisions of this Statement.
In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” SFAS No. 162 identifies the sources of accounting principles and the framework for selecting principles to be used in the preparation and presentation of financial statements in accordance with generally accepted accounting principles. The Utility adopted this Statement effective November 15, 2008. The adoption of SFAS No. 162 did not have any effect on the Company’s consolidated financial statements.
In December 2008, the FASB issued FSP No. FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets.” This FSP provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. The FSP requires disclosure of information regarding investment policies and strategies, the categories of plan assets, fair value measurements of plan assets, and significant concentrations of risk. The Utility will be required to provide the additional disclosures with its annual financial statements for fiscal year 2010. The Utility is currently evaluating the provisions of this FSP.

2.	PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS

Pension Plans

Laclede Gas has non-contributory defined benefit, trusteed forms of pension plans covering substantially all employees. Benefits are based on years of service and the participant’s compensation during the highest three years of the last ten years of employment. Plan assets consist primarily of corporate and U.S. government obligations and pooled equity funds.
Pension costs for both the quarters ending December 31, 2008 and 2007 were $1.5 million, including amounts charged to construction.
The net periodic pension costs include the following components:

	Three Months Ended
	December 31,
(Thousands)	2008	2007

Service cost – benefits earned
during the period	$3,485	$3,242
Interest cost on projected
benefit obligation	5,268	4,670
Expected return on plan assets	(5,235)	(5,162)
Amortization of prior service cost	259	272
Amortization of actuarial loss	774	791
Sub-total	4,551	3,813
Regulatory adjustment	(3,002)	(2,280)
Net pension cost	$1,549	$1,533

Pursuant to the provisions of the Laclede Gas pension plans, pension obligations may be satisfied by lump-sum cash payments. Pursuant to a Missouri Public Service Commission (MoPSC or Commission) Order, lump-sum payments are recognized as settlements (which can result in gains or losses) only if the total of such payments exceeds 100% of the sum of service and interest costs. No lump-sum payments were recognized as settlements during the three months ended December 31, 2008 and December 31, 2007.
Pursuant to a MoPSC Order, the return on plan assets is based on the market-related value of plan assets implemented prospectively over a four-year period. Gains or losses not yet includible in pension cost are amortized only to the extent that such gain or loss exceeds 10% of the greater of the projected benefit obligation or the market-related value of plan assets. Such excess is amortized over the average remaining service life of active participants. The recovery in rates for the Utility’s qualified pension plans is based on an allowance of $4.8 million annually effective August 1, 2007. The difference between this amount and pension expense as calculated pursuant to the above and that otherwise would be included in the Statements of Income and Comprehensive Income is deferred as a regulatory asset or regulatory liability.

Postretirement Benefits

Laclede Gas provides certain life insurance benefits at retirement. Medical insurance is available after early retirement until age 65. The transition obligation not yet includible in postretirement benefit cost is being amortized over 20 years. Postretirement benefit costs for both the quarters ended December 31, 2008 and 2007 were $1.9 million, including amounts charged to construction.
Net periodic postretirement benefit costs consisted of the following components:

	Three Months Ended
	December 31,
(Thousands)	2008	2007

Service cost – benefits earned
during the period	$1,283	$1,140
Interest cost on accumulated
postretirement benefit obligation	1,170	977
Expected return on plan assets	(594)	(510)
Amortization of transition obligation	34	34
Amortization of prior service cost	(582)	(582)
Amortization of actuarial loss	877	746
Sub-total	2,188	1,805
Regulatory adjustment	(278)	105
Net postretirement benefit cost	$1,910	$1,910

Missouri state law provides for the recovery in rates of SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions,” accrued costs provided that such costs are funded through an independent, external funding mechanism. Laclede Gas established Voluntary Employees’ Beneficiary Association (VEBA) and Rabbi trusts as its external funding mechanisms. VEBA and Rabbi trusts’ assets consist primarily of money market securities and mutual funds invested in stocks and bonds.
Pursuant to a MoPSC Order, the return on plan assets is based on the market-related value of plan assets implemented prospectively over a four-year period. Gains and losses not yet includible in postretirement benefit cost are amortized only to the extent that such gain or loss exceeds 10% of the greater of the accumulated postretirement benefit obligation or the market-related value of plan assets. Such excess is amortized over the average remaining service life of active participants. Previously, the recovery in rates for the postretirement benefit costs was based on an alternative methodology for amortization of unrecognized gains and losses as ordered by the MoPSC. The Commission ordered that the recovery in rates be based on an annual allowance of $7.6 million, effective August 1, 2007. The difference between this amount and postretirement benefit cost based on the above and that otherwise would be included in the Statements of Income and Comprehensive Income is deferred as a regulatory asset or regulatory liability.

3.	FAIR VALUE MEASUREMENTS

As discussed in the New Accounting Standards section of Note 1, effective October 1, 2008, the Utility partially adopted the provisions of SFAS No. 157. This Statement establishes a three-level hierarchy for fair value measurements that prioritizes the inputs used to measure fair value. Assessment of the significance of a particular input to the fair value measurements may require judgment and may affect the valuation of the asset or liability and its placement within the fair value hierarchy.
The following table categorizes the assets and liabilities in the Balance Sheets that are accounted for at fair value on a recurring basis in periods subsequent to initial recognition.

	As of December 31, 2008
(Thousands)	Total	Quoted Prices in Active Markets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Marketable securities	$8,918	$8,918	$—	$—
Derivative instruments	23,203	23,203	—	—
Total	$32,121	$32,121	$—	$—

Marketable securities included in Level 1 are mutual funds valued based on quoted market prices of identical securities that are provided by the trustees of these securities. Derivative instruments included in Level 1 are valued using quoted market prices on the New York Mercantile Exchange. Marketable securities are included in the Other investments line of the Balance Sheets.

4.	OTHER INCOME AND (INCOME DEDUCTIONS) – NET

	Three Months Ended
	December 31,
(Thousands)	2008	2007

Interest income	$1,010	$1,155
Other income	411	537
Other income deductions	(811)	340
Other Income and (Income Deductions) – Net	$610	$2,032

The decrease in Other Income and (Income Deductions) – Net for the quarter ended December 31, 2008, compared with the quarter ended December 31, 2007, was primarily due to higher investment losses and lower interest income.

5.	INFORMATION BY OPERATING SEGMENT

The Regulated Gas Distribution segment consists of the regulated operations of Laclede Gas. The Non-Regulated Other segment includes the retail sale of gas appliances. There are no material intersegment revenues.

	Regulated	Non-	Adjustments
	Gas	Regulated	&
(Thousands)	Distribution	Other	Eliminations	Total

Three Months Ended
December 31, 2008
Operating revenues	$358,101	$597	$—	$358,698
Net income	16,156	41	—	16,197
Total assets	1,712,374	1,837	—	1,714,211

Three Months Ended
December 31, 2007
Operating revenues	$320,892	$786	$—	$321,678
Net income	15,757	38	—	15,795
Total assets	1,529,861	1,831	—	1,531,692

6.	COMMITMENTS AND CONTINGENCIES

Commitments

Laclede Gas has entered into various contracts, expiring on dates through 2017, for the storage, transportation, and supply of natural gas. Minimum payments required under the contracts in place at December 31, 2008 are estimated at approximately $529 million. Additional contracts are generally entered into prior to or during the heating season. Laclede Gas recovers its costs from customers in accordance with the PGA Clause.

Leases and Guarantees

Laclede Gas has several operating leases for the rental of vehicles that contain provisions requiring Laclede Gas to guarantee certain amounts related to the residual value of the leased property. These leases have various terms, the longest of which extends through 2014. At December 31, 2008, the maximum guarantees under these leases are $1.8 million. As of December 31, 2008, the Utility believes that it is unlikely that it will be subject to the maximum payment amount because it estimates that the residual value of the leased vehicles will be adequate to satisfy most of the guaranteed amounts. At December 31, 2008, the carrying value of the liability recognized for these guarantees was $0.3 million.

Contingencies

Laclede Gas owns and operates natural gas distribution, transmission, and storage facilities, the operations of which are subject to various environmental laws, regulations, and interpretations. While environmental issues resulting from such operations arise in the ordinary course of business, such issues have not materially affected Laclede Gas’ financial position and results of operations. As environmental laws, regulations, and their interpretations change, however, Laclede Gas may be required to incur additional costs. See Note 12 to the Financial Statements included in Laclede Gas’ Fiscal Year 2008 Form 10-K for information relative to environmental matters generally. There have been no significant changes relative to environmental matters in the first quarter of 2009.
On December 28, 2006, the MoPSC Staff proposed a disallowance of $7.2 million related to Laclede Gas’ recovery of its purchased gas costs applicable to fiscal 2005. On September 14, 2007, the Staff withdrew its pursuit of $5.5 million of the disallowance it had originally proposed. Laclede Gas believes that the remaining $1.7 million of the MoPSC Staff’s proposed disallowance lacks merit and is vigorously opposing the adjustment in proceedings before the MoPSC.

On December 31, 2007, the MoPSC Staff proposed a disallowance of $2.8 million related to Laclede Gas’ recovery of its purchased gas costs applicable to fiscal 2006. Laclede Gas believes that the MoPSC Staff’s position lacks merit and intends to vigorously oppose the adjustment in proceedings before the MoPSC. In addition, the MoPSC’s Staff raised questions regarding whether certain sales and capacity release transactions subject to the Federal Energy Regulatory Commission (FERC)’s oversight were consistent with the FERC’s regulations and policies regarding capacity release. Laclede Group commenced an internal review of the questions raised by the MoPSC Staff and notified the FERC Staff that it took this action. Subsequently, as a result of the internal review, Laclede Group has provided the FERC Staff with a report regarding compliance of sales and capacity release activities with the FERC’s regulations and policies. On July 23, 2008, the FERC Staff requested additional information which Laclede Group provided on August 22, 2008 and September 2, 2008.
On December 31, 2008, the MoPSC Staff proposed a disallowance of $1.5 million related to Laclede Gas’ recovery of its purchased gas costs applicable to fiscal 2007. Laclede Gas believes that the MoPSC Staff’s position lacks merit and intends to vigorously oppose the adjustment in proceedings before the MoPSC.
Laclede Gas is involved in other litigation, claims, and investigations arising in the normal course of business. While the results of such litigation cannot be predicted with certainty, management, after discussion with counsel, believes that the final outcome will not have a material adverse effect on the financial position or results of operations of the Utility.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LACLEDE GAS COMPANY

This management’s discussion analyzes the financial condition and results of operations of Laclede Gas Company (Laclede Gas or the Utility). It includes management’s view of factors that affect its business, explanations of past financial results including changes in earnings and costs from the prior year periods, and their effects on overall financial condition and liquidity.

Certain matters discussed in this report, excluding historical information, include forward-looking statements. Certain words, such as “may,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “seek,” and similar words and expressions identify forward-looking statements that involve uncertainties and risks. Future developments may not be in accordance with our expectations or beliefs and the effect of future developments may not be those anticipated. Among the factors that may cause results to differ materially from those contemplated in any forward-looking statement are:

•	weather conditions and catastrophic events, particularly severe weather in the natural gas producing areas of the country;
•	volatility in gas prices, particularly sudden and sustained changes in natural gas prices, including the related impact on margin deposits associated with the use of natural gas financial instruments;
•	the impact of higher natural gas prices on our competitive position in relation to suppliers of alternative heating sources, such as electricity;
•	changes in gas supply and pipeline availability; particularly those changes that impact supply for and access to our service area;
•	legislative, regulatory and judicial mandates and decisions, some of which may be retroactive, including those affecting
	•	allowed rates of return
	•	incentive regulation
	•	industry structure
	•	purchased gas adjustment provisions
	•	rate design structure and implementation
	•	franchise renewals
	•	environmental or safety matters
	•	taxes
	•	pension and other postretirement benefit liabilities and funding obligations
	•	accounting standards;
•	the results of litigation;
•	retention of, ability to attract, ability to collect from and conservation efforts of customers;
•
capital and energy commodity market conditions, including the ability to obtain funds with reasonable terms for necessary capital expenditures and general operations and the terms and conditions imposed for obtaining sufficient gas supply;

•	discovery of material weakness in internal controls; and
•	employee workforce issues.

Readers are urged to consider the risks, uncertainties, and other factors that could affect our business as described in this report. All forward-looking statements made in this report rely upon the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995. We do not, by including this statement, assume any obligation to review or revise any particular forward-looking statement in light of future events.

The Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Utility’s Financial Statements and the Notes thereto.

LACLEDE GAS COMPANY

RESULTS OF OPERATIONS

Laclede Gas is regulated by the Missouri Public Service Commission (MoPSC or Commission) and serves the City of St. Louis and parts of ten other counties in eastern Missouri. Laclede Gas delivers natural gas to retail customers at rates and in accordance with tariffs authorized by the MoPSC. The Utility’s earnings are primarily generated by the sale of heating energy. The Utility’s innovative weather mitigation rate design lessens the impact of weather volatility on Laclede Gas customers during cold winters and stabilizes the Utility’s earnings by recovering fixed costs more evenly during the heating season. Due to the seasonal nature of the business of Laclede Gas, earnings are typically concentrated in the November through April period, which generally corresponds with the heating season.

Mitigating the impact of weather fluctuations on Laclede Gas customers while improving the ability to recover its authorized distribution costs and return continues to be a fundamental component of Laclede Gas’ strategy. The Utility’s distribution costs are the essential, primarily fixed expenditures it must incur to operate and maintain a more than 16,000 mile natural gas distribution system and related storage facilities. With regard to the storage facilities owned by Laclede gas, management is currently undertaking an evaluation of the Utility’s natural gas storage field which was developed more than 50 years ago, to assess the field’s current and future capabilities. In addition, Laclede Gas is working continually to improve its ability to provide reliable natural gas service at a reasonable cost, while maintaining and building a secure and dependable infrastructure. The settlement of the Utility’s 2007 rate case resulted in enhancements to the Utility’s weather mitigation rate design that better ensure the recovery of its fixed costs and margins despite variations in sales volumes due to the impacts of weather and other factors that affect customer usage. The Utility’s income from off-system sales remains subject to fluctuations in market conditions. Effective October 1, 2007, the Utility is allowed to retain 15% to 25% of the first $6 million in annual income earned (depending on the level of income earned) and 30% of income exceeding $6 million annually. Some of the factors impacting the level of off-system sales include the availability and cost of the Utility’s natural gas supply, the weather in its service area, and the weather in other markets. When Laclede Gas’ service area experiences warmer-than-normal weather while other markets experience colder weather or supply constraints, some of the Utility’s natural gas supply is available for off-system sales and there may be a demand for such supply in other markets.

Laclede Gas continues to work actively to reduce the impact of higher costs associated with wholesale natural gas prices by strategically structuring its natural gas supply portfolio and through the use of financial instruments. Nevertheless, the overall cost of purchased gas remains subject to fluctuations in market conditions. The Utility’s Purchased Gas Adjustment (PGA) Clause allows Laclede Gas to flow through to customers, subject to prudence review, the cost of purchased gas supplies, including costs, cost reductions, and related carrying costs associated with the use of financial instruments to hedge the purchase price of natural gas, as well as gas inventory carrying costs. The Utility believes it will continue to be able to obtain sufficient gas supply. High natural gas prices and other economic conditions may continue to affect sales volumes (due to the conservation efforts of customers) and cash flows (associated with the timing of collection of gas costs and related accounts receivable from customers).

Quarter Ended December 31, 2008

Earnings

Laclede Gas’ net income for the quarter ended December 31, 2008 was $16.2 million, compared with net income of $15.8 million for the quarter ended December 31, 2007. The increase in net income was primarily due to the following factors, quantified on a pre-tax basis:

•	the effect of higher system gas sales volumes, primarily due to colder weather, and other variations totaling $2.7 million; and,
•	higher Infrastructure System Replacement Surcharge (ISRS) revenues totaling $0.9 million.

These factors were partially offset by:

•	an increase in investment losses totaling $1.6 million; and,
•	increases in operation and maintenance expenses totaling $1.4 million;

Utility Operating Revenues

Laclede Gas passes on to Utility customers (subject to prudence review) increases and decreases in the wholesale cost of natural gas in accordance with its PGA Clause. The volatility of the wholesale natural gas market results in fluctuations from period to period in the recorded levels of, among other items, revenues and natural gas cost expense. Nevertheless, increases and decreases in the cost of gas associated with system gas sales volumes have no direct effect on net revenues and net income.

Utility Operating Revenues for the quarter ended December 31, 2008 were $358.1 million, or $37.2 million more than the same period last year. Temperatures experienced in the Utility’s service area during the quarter were 12.6% colder than the same quarter last year and 4.6% colder than normal. Total system therms sold and transported were 0.31 billion for the quarter ended December 31, 2008 compared with 0.27 billion for the same period last year. Total off-system therms sold and transported were 0.04 billion for the quarter ended December 31, 2008 compared with 0.05 billion for the same period last year. The increase in Utility Operating Revenues was primarily attributable to the following factors:

(Millions)
Higher system sales volumes and other variations	$37.9
Higher wholesale gas costs passed on to Utility customers (subject to prudence review by the MoPSC)	8.3
Lower off-system sales volumes	(7.8)
Lower prices charged for off-system sales	(2.1)
Higher ISRS revenues	0.9
Total Variation	$37.2

Utility Operating Expenses

Utility Operating Expenses for the quarter ended December 31, 2008 increased $35.5 million from the same quarter last year. Natural and propane gas expense increased $32.1 million, or 14.4%, from last year’s level, primarily attributable to increased system volumes purchased for sendout and higher rates charged by our suppliers, partially offset by lower off-system gas expense. Other operation and maintenance expenses increased $1.4 million, or 3.3%, primarily due to higher wage rates, increased charges for outside services, and increased group insurance charges, partially offset by a decrease in injuries and damages expense. Taxes, other than income taxes, increased $1.7 million, or 10.1%, primarily due to increased gross receipts taxes (attributable to the increased revenues).

Other Income and (Income Deductions) - Net

Other Income and (Income Deductions) – Net decreased $1.4 million primarily due to higher investment losses and lower interest income.

Interest Charges

The $0.2 million increase in interest charges was primarily due to an increase in interest on long-term debt, primarily attributable to the issuance of $80.0 million First Mortgage Bonds on September 23, 2008, largely offset by lower interest on short-term debt. Average short-term interest rates were 3.0% for the quarter ended December 31, 2008 compared with 5.1% for the quarter ended December 31, 2007. Average short-term borrowings were $335.4 million for the quarter ended December 31, 2008 compared with $255.2 million for the quarter ended December 31, 2007.

REGULATORY MATTERS

During fiscal 2006, the MoPSC approved permanent modifications to the Cold Weather Rule affecting the disconnection and reconnection practices of utilities during the winter heating season. Those modifications included provisions to allow the Utility to obtain accounting authorizations and defer for future recovery certain costs incurred with the modifications. During fiscal 2007, the Utility deferred for future recovery $2.7 million of costs associated with the fiscal 2007 heating season. On October 31, 2007, the Utility filed for determination and subsequent recovery of the deferred amount. On November 16, 2007, the MoPSC directed the MoPSC Staff and the Missouri Office of Public Counsel (Public Counsel) to submit their positions regarding the Utility’s filing by February 28, 2008. On February 28, 2008, the Utility and the MoPSC Staff filed a Non-Unanimous Stipulation & Agreement in which these parties agreed to a recovery of $2.5 million of costs. The Non-Unanimous Stipulation & Agreement was opposed by Public Counsel, and a hearing in this matter was held before the Commission on March 31, 2008. On April 17, 2008, the Commission issued its Report and Order approving the $2.5 million cost recovery recommended by the Utility and the MoPSC Staff. Consistent with the approved amount, the Utility recorded a reduction in its deferral totaling $0.2 million during the quarter ended March 31, 2008. On May 29, 2008, Public Counsel appealed the MoPSC’s April 17 Order to the Cole County, Missouri Circuit Court. On January 6, 2009, the Court issued its judgment affirming the Commission’s order approving the Cold Weather Rule compliance cost amount that the Utility and Staff had recommended over Public Counsel’s objection.

On December 28, 2006, the MoPSC Staff proposed a disallowance of $7.2 million related to Laclede Gas’ recovery of its purchased gas costs applicable to fiscal 2005. On September 14, 2007, the Staff withdrew its pursuit of $5.5 million of the disallowance it had originally proposed. Laclede Gas believes that the remaining $1.7 million of the MoPSC Staff’s proposed disallowance lacks merit and is vigorously opposing the adjustment in proceedings before the MoPSC.

On December 31, 2007, the MoPSC Staff proposed a disallowance of $2.8 million related to Laclede Gas’ recovery of its purchased gas costs applicable to fiscal 2006. Laclede Gas believes that the MoPSC Staff’s position lacks merit and is vigorously opposing the adjustment in proceedings before the MoPSC. In addition, the MoPSC’s Staff raised questions regarding whether certain sales and capacity release transactions, subject to the Federal Energy Regulatory Commission (FERC)’s oversight, were consistent with the FERC’s regulations and policies regarding capacity release. Laclede Group commenced an internal review of the questions raised by the MoPSC Staff and notified the FERC Staff that it took this action. Subsequently, as a result of the internal review, Laclede Group has provided the FERC Staff with a report regarding compliance of sales and capacity release activities with the FERC’s regulations and policies. On July 23, 2008, the FERC Staff requested additional information, which Laclede Group provided on August 22, 2008 and September 2, 2008.

On July 9, 2008, Laclede Gas made a tariff filing with the MoPSC that would make the payment provisions for the restoration of gas service under the Utility’s Cold Weather Rule available to customers in the summer of 2008 and enable the Utility to increase or decrease its PGA rates to correct for any shortfall or surplus created by the difference between the gas cost portion of the Utility’s actual net bad debt write-offs and the amount of such cost that is embedded in its existing rates. The MoPSC suspended the tariff on August 5, 2008 and established a procedural schedule to consider the Utility’s filing. As a result, the Cold Weather Rule portion of the filing is now moot. A formal hearing pertaining to the bad debt portion of the filing was held on January 5, 2009. The matter is currently pending before the MoPSC.

On November 21, 2008, the Utility made an ISRS filing with the Commission designed to increase revenues by $1.9 million annually. The filing is pending Commission approval.

On December 31, 2008, the MoPSC Staff proposed a disallowance of $1.5 million related to Laclede Gas’ recovery of its purchased gas costs applicable to fiscal 2007. Laclede Gas believes that the MoPSC Staff’s position lacks merit and intends to vigorously oppose the adjustment in proceedings before the MoPSC.

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition, results of operations, liquidity, and capital resources is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. Generally accepted accounting principles require that we make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. We believe the following represent the more significant items requiring the use of judgment and estimates in preparing our consolidated financial statements:

Allowances for Doubtful Accounts – Estimates of the collectibility of trade accounts receivable are based on historical trends, age of receivables, economic conditions, credit risk of specific customers, and other factors.

Employee Benefits and Postretirement Obligations – Pension and postretirement obligations are calculated by actuarial consultants that utilize several statistical factors and other assumptions provided by Management related to future events, such as discount rates, returns on plan assets, compensation increases, and mortality rates. For the Utility, the amount of expense recognized and the amounts reflected in other comprehensive income are dependent upon the regulatory treatment provided for such costs, as discussed further below. Certain liabilities related to group medical benefits and workers’ compensation claims, portions of which are self-insured and/or contain “stop-loss” coverage with third-party insurers to limit exposure, are established based on historical trends.

Regulated Operations – Laclede Gas accounts for its regulated operations in accordance with Statement of Financial Accounting Standards (SFAS) No. 71, “Accounting for the Effects of Certain Types of Regulation.” This Statement sets forth the application of accounting principles generally accepted in the United States of America for those companies whose rates are established by or are subject to approval by an independent third-party regulator. The provisions of SFAS No. 71 require, among other things, that financial statements of a regulated enterprise reflect the actions of regulators, where appropriate. These actions may result in the recognition of revenues and expenses in time periods that are different than non-regulated enterprises. When this occurs, costs are deferred as assets in the balance sheet (regulatory assets) and recorded as expenses when those amounts are reflected in rates. Also, regulators can impose liabilities upon a regulated company for amounts previously collected from customers and for recovery of costs that are expected to be incurred in the future (regulatory liabilities). Management believes that the current regulatory environment supports the continued use of SFAS No. 71 and that all regulatory assets and regulatory liabilities are recoverable or refundable through the regulatory process. Management believes the following represent the more significant items recorded through the application of SFAS No. 71:

The Utility’s PGA Clause allows Laclede Gas to flow through to customers, subject to prudence review, the cost of purchased gas supplies, including the costs, cost reductions, and related carrying costs associated with the Utility’s use of natural gas financial instruments to hedge the purchase price of natural gas. The difference between actual costs incurred and costs recovered through the application of the PGA are recorded as regulatory assets and regulatory liabilities that are recovered or refunded in a subsequent period. The PGA Clause also authorizes the Utility to recover costs it incurs to finance its investment in gas supplies that are purchased during the storage injection season for sale during the heating season. The PGA Clause also permits the application of carrying costs to all over- or under-recoveries of gas costs, including costs and cost reductions associated with the use of financial instruments. Effective October 1, 2007, the PGA Clause also provides for a portion of income from off-system sales and capacity release revenues to be flowed through to customers.

Laclede Gas records deferred tax liabilities and assets measured by enacted tax rates for the net tax effect of all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and the amounts used for income tax purposes. Changes in enacted tax rates, if any, and certain property basis differences will be reflected by entries to regulatory asset or regulatory liability accounts. Pursuant to the direction of the MoPSC, Laclede Gas’ provision for income tax expense for financial reporting purposes reflects an open-ended method of tax depreciation. Laclede Gas’ provision for income tax expense also records the income tax effect associated with the difference between overheads capitalized to construction for financial reporting purposes and those recognized for tax purposes without recording an offsetting deferred income tax expense. These two methods are consistent with the regulatory treatment prescribed by the MoPSC.

Asset retirement obligations are recorded in accordance with SFAS No. 143, “Accounting for Asset Retirement Obligations” and Financial Accounting Standards Board Interpretation No. (FIN) 47, “Accounting for Conditional Asset Retirement Obligations.” Asset retirement obligations are calculated using various assumptions related to the timing, method of settlement, inflation, and profit margins that third parties would demand to settle the future obligations. These assumptions require the use of judgment and estimates and may change in future periods as circumstances dictate. As authorized by the MoPSC, Laclede Gas accrues future removal costs associated with its property, plant and equipment through its depreciation rates, even if a legal obligation does not exist as defined by SFAS No. 143 and FIN 47. The difference between removal costs recognized in depreciation rates and the accretion expense and depreciation expense recognizable under SFAS No. 143 and FIN 47 is a timing difference between the recovery of these costs in rates and their recognition for financial reporting purposes. Accordingly, consistent with SFAS No. 71, these differences are deferred as regulatory liabilities.

The amount of net periodic pension and other postretirement benefit cost recognized in the financial statements related to the Utility’s qualified pension plans and other postretirement benefit plans is based upon allowances, as approved by the MoPSC, which have been established in the rate-making process for the recovery of these costs from customers. The differences between these amounts and actual pension and other postretirement benefit costs incurred for financial reporting purposes are deferred as regulatory assets or regulatory liabilities. SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” requires that changes that affect the funded status of pension and other postretirement benefit plans, but that are not yet required to be recognized as components of pension and other postretirement benefit cost, be reflected in other comprehensive income. For the Utility’s qualified pension plans and other postretirement benefit plans, amounts that would otherwise be reflected in other comprehensive income are deferred with entries to regulatory assets or regulatory liabilities.

For further discussion of significant accounting policies, see Note 1 to the Financial Statements included in Exhibit 99.1 of the Laclede Group’s Form 10-K for the fiscal year ended September 30, 2008.

ACCOUNTING PRONOUNCEMENTS

Laclede Gas has evaluated or is in the process of evaluating the impact that recently issued accounting standards will have on the Utility’s financial position or results of operations upon adoption. For disclosures related to the adoption of new accounting standards, see the New Accounting Standards section of Note 1 to the Financial Statements.

FINANCIAL CONDITION

CREDIT RATINGS

As of December 31, 2008, credit ratings for outstanding securities for Laclede Gas issues were as follows:

Type of Facility	S&P	Moody’s	Fitch
Laclede Gas Issuer Rating	A		A-
Laclede Gas First Mortgage Bonds	A	A3	A+
Laclede Gas Commercial Paper	A-1	P-2	F1

The Utility has investment grade ratings, and believes that it will have adequate access to the financial markets to meet its capital requirements. These ratings remain subject to review and change by the rating agencies.

CASH FLOWS

Laclede Gas’ short-term borrowing requirements typically peak during colder months when Laclede Gas borrows money to cover the lag between when it purchases its natural gas and when its customers pay for that gas. Changes in the wholesale cost of natural gas (including cash payments for margin deposits associated with the Utility’s use of natural gas financial instruments), variations in the timing of collections of gas cost under the Utility’s PGA Clause, the seasonality of accounts receivable balances, and the utilization of storage gas inventories cause short-term cash requirements to vary during the year and from year to year, and can cause significant variations in the Utility’s cash provided by or used in operating activities.

Net cash used in operating activities for the three months ended December 31, 2008 was $36.7 million, compared with $20.4 million for the same period last year. The difference is primarily attributable to variations associated with the timing of the collections of gas cost under the Utility’s PGA Clause, including the effects of this year’s increases in net cash payments for margin deposits associated with the Utility’s use of natural gas financial instruments.

Net cash used in investing activities for the three months ended December 31, 2008 was $14.8 million compared with $14.1 million for the three months ended December 31, 2007. Cash used in investing activities primarily reflected capital expenditures in both periods.

Net cash provided by financing activities was $50.2 million for the three months ended December 31, 2008 compared with $36.2 million for the three months ended December 31, 2007. The increase primarily reflects the effect of the maturity of long-term debt last year and the sale of additional shares of common stock to Laclede Group this year, partially offset by the reduced issuance of short-term debt this year.

LIQUIDITY AND CAPITAL RESOURCES

Short-term Debt

As indicated above, the Utility’s short-term borrowing requirements typically peak during the colder months. These short-term cash requirements have traditionally been met through the sale of commercial paper supported by lines of credit with banks. Laclede Gas has a line of credit in place of $320 million from 10 banks, with the largest portion provided by a single bank being 17.5%. This line expires in December 2011. In November 2008, the Utility established a seasonal line of credit of $75 million, which expires in March 2009. Including both lines of credit, the largest portion provided by a single bank is 26.8%. During the quarter ending December 31, 2008, Laclede Gas utilized both its line of credit and commercial paper for short-term funding. Commercial paper outstanding at December 31, 2008 was $73.5 million, while outstanding bank line advances were $190.0 million. The weighted average interest rate on these short-term borrowings was 1.8% per annum at December 31, 2008. Based on total short-term borrowings at December 31, 2008, a change in interest rate of 100 basis points would increase or decrease pre-tax earnings and cash flows by approximately $2.6 million on an annual basis. Portions of such increases or decreases may be offset through the application of PGA carrying costs. In addition, Laclede Gas had borrowings from Laclede Group totaling $52.6 million at December 31, 2008. The Utility had short-term borrowings (including borrowings from Laclede Group) aggregating to a maximum of $386.4 million at any one time during the quarter. Excluding borrowings from Laclede Group, the Utility’s maximum borrowing for the quarter were $309.9 million.

Laclede Gas’ lines of credit include covenants limiting total debt, including short-term debt, to no more than 70% of total capitalization and requiring earnings before interest, taxes, depreciation, and amortization (EBITDA) to be at least 2.25 times interest expense. On December 31, 2008, total debt was 63% of total capitalization. For the twelve months ended December 31, 2008, EBITDA was 3.97 times interest expense.

Long-term Debt

At December 31, 2008, Laclede Gas had fixed-rate long-term debt totaling $390 million. While these long-term debt issues are fixed-rate, they are subject to changes in fair value as market interest rates change. However, increases or decreases in fair value would impact earnings and cash flows only if Laclede Gas were to reacquire any of these issues in the open market prior to maturity.

Equity and Shelf Registration

Laclede Gas has on file with the Securities and Exchange Commission an effective shelf registration on Form S-3 for issuance of $350 million of First Mortgage Bonds, unsecured debt, and preferred stock, of which $270 million remains available to Laclede Gas at this time. The Utility has authority from the MoPSC to issue up to $500 million in First Mortgage Bonds, unsecured debt, and equity securities, of which $371.5 million remained available under this authorization as of December 31, 2008. During the quarter ending December 31, 2008, pursuant to this authority, the Utility sold 1,187 shares of its common stock to Laclede Group for $40.9 million.  The amount, timing, and type of additional financing to be issued will depend on cash requirements and market conditions.

At December 31, 2008, Laclede Gas had outstanding preferred stock totaling $0.6 million, including current maturities. On January 15, 2009, the Board of Directors of Laclede Gas approved the final redemption of all of its outstanding 5% Series B and 4.56% Series C preferred stock on March 31, 2009. The redemption price shall be its par value of $25 per share, in addition to the dividend payable on March 31, 2009.

Guarantees

Laclede Gas has several operating leases for the rental of vehicles that contain provisions requiring Laclede Gas to guarantee certain amounts related to the residual value of the leased property. These leases have various terms, the longest of which extends through 2014. At December 31, 2008, the maximum guarantees under these leases were $1.8 million. However, the Utility estimates that the residual value of the leased vehicles will be adequate to satisfy most of the guaranteed amounts. At December 31, 2008, the carrying value of the liability recognized for these guarantees was $0.3 million.

Other

Utility capital expenditures were $14.0 million for the three months ended December 31, 2008, compared with $13.0 million for the same period last year.

Capitalization at December 31, 2008, excluding current obligations of preferred stock, consisted of 51.2% common stock equity, 0.1% preferred stock, and 48.7% long-term debt.

It is management’s view that Laclede Gas has adequate access to capital markets and will have sufficient capital resources, both internal and external, to meet anticipated capital requirements.

The seasonal nature of Laclede Gas’ sales affects the comparison of certain balance sheet items at December 31, 2008 and at September 30, 2008, such as Accounts receivable – net, Gas stored underground, Notes payable, Accounts payable, Regulatory assets and Regulatory liabilities, and Advance customer billings. The Balance Sheet at December 31, 2007 is presented to facilitate comparison of these items with the corresponding interim period of the preceding fiscal year.

CONTRACTUAL OBLIGATIONS

As of December 31, 2008, Laclede Gas had contractual obligations with payments due as summarized below (in millions):

		Payments due by period
		Remaining			Fiscal Years
Contractual Obligations	Total	Fiscal Year 2009	Fiscal Years 2010-2011	Fiscal Years 2012-2013	2014 and thereafter
Principal Payments on Long-Term Debt	$390.0	$—	$25.0	$25.0	$340.0
Interest Payments on Long-Term Debt	524.2	14.7	48.4	45.1	416.0
Operating Leases (a)	16.4	3.9	7.7	3.4	1.4
Purchase Obligations – Natural Gas (b)	528.7	229.7	164.2	100.8	34.0
Purchase Obligations – Other (c)	111.0	13.1	25.4	17.5	55.0
Total (d)	$1,570.3	$261.4	$270.7	$191.8	$846.4

(a)
Operating lease obligations are primarily for office space, vehicles, and power operated equipment. Additional payments will be incurred if renewal options are exercised under the provisions of certain agreements.

(b)
These purchase obligations represent the minimum payments required under existing natural gas transportation and storage contracts and natural gas supply agreements. These amounts reflect fixed obligations as well as obligations to purchase natural gas at future market prices, calculated using December 31, 2008 New York Mercantile Exchange futures prices. Laclede Gas recovers the costs related to its purchases, transportation, and storage of natural gas through the operation of its PGA Clause, subject to prudence review; however, variations in the timing of collections of gas costs from customers affect short-term cash requirements. Additional contractual commitments are generally entered into prior to or during the heating season.

(c)	These purchase obligations reflect miscellaneous agreements for the purchase of materials and the procurement of services necessary for normal operations.
(d)
The categories of Capital Leases and Other Long-Term liabilities have been excluded from the table above because there are no applicable amounts of contractual obligations under these categories. Also, commitments related to pension and postretirement benefit plans have been excluded from the table above. The Utility expects to make contributions to its qualified, trusteed pension plans totaling $2.0 million during the remainder of fiscal year 2009. Laclede Gas anticipates a $1.1 million contribution relative to its non-qualified pension plans during the remainder of fiscal year 2009. With regard to the postretirement benefits, the Utility anticipates it will contribute $10.0 million to the qualified trusts and $0.3 million directly to participants from Laclede Gas’ funds during the remainder of fiscal year 2009. For further discussion of the Utility’s pension and postretirement benefit plans, refer to Note 2, Pension Plans and Other Postretirement Benefits, of the Notes to Financial Statements.

MARKET RISK

Laclede Gas has a risk management policy that allows for the purchase of natural gas financial instruments with the goal of managing price risk associated with purchasing natural gas on behalf of its customers. This policy prohibits speculation. Costs and cost reductions, including carrying costs, associated with the Utility’s use of natural gas financial instruments are allowed to be passed on to the Utility’s customers through the operation of its PGA Clause, through which the MoPSC allows the Utility to recover gas supply costs. Accordingly, Laclede Gas does not expect any adverse earnings impact as a result of the use of these financial instruments. However, the timing of recovery for cash payments related to margin requirements may cause short-term cash requirements to vary. Nevertheless, carrying costs associated with such requirements are recovered through the PGA Clause. At December 31, 2008, the Utility held 35.7 million MMBtu of futures contracts at an average price of $8.78 per MMBtu. Additionally, 10.1 million MMBtu of other price risk mitigation was in place through the use of option-based strategies. These positions have various expiration dates, the longest of which extends through October 2011.

ENVIRONMENTAL MATTERS

Laclede Gas owns and operates natural gas distribution, transmission, and storage facilities, the operations of which are subject to various environmental laws, regulations, and interpretations. While environmental issues resulting from such operations arise in the ordinary course of business, such issues have not materially affected Laclede Gas’ financial position and results of operations. As environmental laws, regulations, and their interpretations change, however, Laclede Gas may be required to incur additional costs. For information relative to environmental matters, see Note 12 to the Financial Statements included in the Utility’s Form 10-K for the fiscal year ended September 30, 2008. There have been no significant changes relative to environmental matters in the first quarter of fiscal year 2009.

OFF-BALANCE SHEET ARRANGEMENTS

Laclede Gas has no off-balance sheet arrangements.